EXHIBIT 23.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 10, 2009, relating to the consolidated balance sheets of Frontier Financial Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, included in the joint proxy statement of SP Acquisition Holdings, Inc. that is made part of Amendment No. 1 to the Registration Statement (Amendment No. 1 to
Form S-4, No. 333-161250) and prospectus of SP Acquisition Holdings, Inc. for the registration of 2,512,000 shares of common stock and warrants for the purchase of 2,512,000 shares of common stock of SP Acquisition Holdings, Inc.
/s/ Moss Adams LLP
Everett, Washington
September 9, 2009